

tenet

INVESTOR PRESENTATION

(Q1 2022)

DISCLAIMER & SAFE HARBOUR STATEMENT

GENERAL

Unless otherwise indicated or the context otherwise requires, all references in this presentation to "Tenet", "Tenet Fintech", the "Company," "we," "our," "ours," "us" or similar terms refer to Tenet Fintech Group Inc., together with its subsidiaries. All "$" values expressed in this presentation, unless otherwise specified, are in Canadian dollars.

Any graphs, tables or other information demonstrating our historical performance or that of any other entity contained in this presentation are intended only to illustrate past performance and are not necessarily indicative of our or such entities' future performance. The information contained in this presentation is accurate only as of the date of this presentation or the date indicated. No securities regulatory authority has expressed an opinion about the securities described herein and it is an offence to claim otherwise.

NON-IFRS MEASURES

This presentation makes reference to certain non-IFRS measures, which do not have a standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. Please refer to the Company's news release dated May 2, 2022 and Appendix A for more details on non-IFRS measures and the definition of "Adjusted EBITDA".

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION

This presentation contains "forward-looking information" for purposes of applicable Canadian securities laws ("forward-looking statements"). Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based on our current beliefs, expectations or assumptions regarding the future of our business, future plans and strategies, our operational results and other future conditions. Forward-looking statements can be identified by words such as "anticipate", "believe", "estimate", "expect", "intend", "may", "plan", "predict", "project", "seek", "target", "potential", "will", "would", "could", "should", "continue", "contemplate" and other similar expressions, although not all forward-looking statements contain these identifying words. These forward-looking statements include all matters that are not historical facts, and include statements regarding our intentions, beliefs or current expectations concerning, among other things, our financial performance, financial condition, liquidity, prospects, growth, strategies and the industry in which we operate. Although we base the forward-looking statements contained in this presentation on assumptions that we believe are reasonable, we caution you that actual results and developments (including our financial performance, financial condition and liquidity, and the development of the industry in which we operate) may differ materially from those made in or suggested by the forward-looking statements contained in this presentation. Despite a careful process to prepare and review the forward-looking statements, there can be no assurance that the underlying opinions, estimates, and assumptions will prove to be correct.

By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. Forward-looking information involves known and unknown risks and uncertainties, many of which are beyond our control, which could cause actual results to differ materially from those that are disclosed in or implied by such forward-looking information. These risks and uncertainties include, but are not limited to, those described in greater detail under "Risk Factors" in the preliminary prospectus. If any of these risks materialize, or if any of the above assumptions underlying forward-looking statements prove incorrect, actual results and developments may differ materially from those made in or suggested by the forward-looking statements contained in this presentation. Given these risks and uncertainties, you are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statement that we make in this presentation sTenets only as of the date of this presentation, and, except as required by law, we undertake no obligation to update any forward-looking statements or to publicly announce the results of any revisions to any of those statements to reflect future events or developments. Comparisons of results for current and any prior periods are not intended to express any future trends or indications of future performance, unless specifically expressed as such, and should only be viewed as historical data.

TRADEMARKS

This presentation includes certain trademarks, which are protected under applicable intellectual property laws and are the property of Tenet. Solely for convenience, our trademarks referred to in this presentation may appear without the ® or ™ symbol, but such references are not intended to indicate, in any way, that we will not assert our rights to these trademarks to the fullest extent under applicable law. All other trademarks used in this presentation are the property of their respective owners.

CAUTIONARY NOTE REGARDING UNITED STATES SECURITIES LAWS

This presentation does not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of the securities of Tenet in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. The securities of Tenet have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), or any state securities laws and may not be offered or sold within the United States or to, or for the account or benefit of, "U.S. persons," as such term is defined in Regulation S under the U.S. Securities Act, unless an exemption from such registration is available.

IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE COMPANY AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. THE SECURITIES OF THE COMPANY HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR BY ANY STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED ON THE ACCURACY OR ADEQUACY OF THIS PRESENTATION. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Readers should be aware that the acquisition, holding or disposition of the securities described herein may have tax consequences both in Canada and the United States. The tax consequences of the acquisition, holding or disposition of such securities for investors who are resident in, or citizens of, the United States are not described herein. Consequently, any prospective investor is advised to consult their own tax advisors regarding the application of federal income tax laws to their particular circumstances, as well as any state, provincial, local, foreign and other tax consequences of investing in the securities described herein and acquiring, holding or disposing of such securities. Investing in the securities described herein involves risks. An investment in the securities is suitable only for investors who fully understand, and are capable of bearing, the risks of such investment. Prospective investors should review and consider carefully the information disclosed in the offering documents, including the "Risk Factors" described in the preliminary prospectus.

OUR MISSION...

TO BUILD AN AI-POWERED NETWORK THAT LINKS SMALL BUSINESS OWNERS AND EXECUTIVES FROM AROUND THE WORLD


So, how do you build the first ever global network exclusively dedicated to SME owners and execs?...

PHASE 1 – THE CHINESE BUSINESS HUB™

70M+ Estimated number of micro enterprises actively operating in China as of 2021

40M+ Estimated number of active SMEs in China as of 2021

2.8M Number of factories in China according to the China Statistical Yearbook

28.7% Percentage of the world's goods manufactured in China according to UN statistics

You start by getting SME owners from the country with the most SMEs and where almost 1/3 of the world's goods are produced to buy into the concept.

PHASE 1 – THE CHINESE BUSINESS HUB™

Launched in June 2018, Tenet's Chinese Business Hub™ first began using the Cubeler AI and analytics engine to match lenders with borrowers to provide easy access to credit and purchase order financing solutions to factories and raw material suppliers.

Knowing that timely access to credit and cash flow management can be challenging for most SMEs, Tenet believed that providing easy access and choice, when it comes to credit, would be a good way to attract China's SMEs to its Business Hub™.

Chinese Business Hub™ Components, Features, Services and Clients

B2B Commercial Transactions			Insurance	Logistics	Credit
• Material suppliers • Factories • Distributors • Retailers • Importers & exporters • Gas stations & refineries	• Commodities traders • Steel suppliers • Factories • Distributors	• Government • Power stations • Engineering firms • Energy brokers • Investment companies	• Insurance brokers • Insurance companies • Auto makers • Auto dealers • Vehicle repair companies	• Shipping & warehousing companies & brokers • Material suppliers • Factories • Distributors • Retailers	• Banks • Alternative lenders • Leasing companies • Factoring companies
GoldRiver™ Supply-chain SaaS platform	LinkSteel™ Steel trading SaaS platform	i3060™ Clean energy SaaS platform	Heartbeat™ SaaS insurance brokerage platform	Yunfleet™ Shipping & warehousing SaaS platform	LendingPro™ Credit management module

Cubeler AI & Analytics Engine

APIs | Authentication | Fund transfer & payment processing | AI & analytics | IoT

Over time, several platforms and modules were added to the Chinese Business Hub™ to provide value-added services to clients in various industries. These clients now rely on the Hub for an end-to-end solution to buy, finance, sell, ship and warehouse products and to manage their cash flows.

What began as a lending platform in 2018, today is a powerful AI-enabled business ecosystem where a vast amount of data is constantly analyzed to automate transactions and provide services to clients ranging from supply chain participants to banks and insurance companies.

PHASE 1 – THE CHINESE BUSINESS HUB™

Industrial Verticals Serviced

- Steel
- Oil & Gas
- Raw Materials
- Insurance
- Consumer Goods
- Clean Energy
- Banking
- Automotive

Membership Services

- Product Acquisition
- Credit & Financing
- Shipping & Logistics
- Payment & Fund Transfer
- Analytics
- Insurance

Business Hub™ as of June '22

- Over $3.2B worth of credit facilitated
- 500,000+ insurance policies placed
- Over 80,000 SMEs served

PHASE 2 – THE GLOBAL BUSINESS HUB™





As of June 2022, Tenet was in the process of developing and launching the first of a series of Business Hubs™ in several countries around the world, beginning with a Hub in Canada. Tenet will then link those Hubs to its Chinese Business Hub™ to create a single Global Business Hub™ and the world's largest network of SME owners and executives.

PHASE 2 – THE GLOBAL BUSINESS HUB™



- Pre-qualified credit offers, from banks and other lenders
- Targeted advertising and promotion of products and services
- Networking with other business owners and business executives
- Exclusive market research and market intelligence
- Premium news and industry specific content

In exchange for access to their SMEs' data, Tenet's Global Business Hub™ will provide its SME owner and executive members with the tools, resources and services they need to take their businesses to new heights and new markets.


ANALYTICS DASHBOARD
Last Updated:
3 min ago
92%
Data Availability
More info
95%
Actual vs Target
Evolution
Metric
Actual vs Target
Actual
Target
Revenue
$3.4M
82.0%
Profit
$1.2M
108.7%
Avg. Order Size
$850.3
71.0%
On Time Delivery
96.0%
96.0%
New Customers
15432
Cust. Satisfaction
98.3%
Market Share
46.9%
Products positioning
Sales per countries
Top 10 products

From fueling the applications automating over 80% of stock market trades, to helping professional sports teams win championships, data has become one of the world's most valuable assets, spanning a data gold rush. Unsatiable demand, particularly from Wall Street and the entire AI sector, has created new opportunities for both traditional global market research firms and new alternative data service providers.

SMEs employ 60% to 70% of the global workforce*

Over 90% of the businesses around the world are SMEs*

SMEs account for over 55% of GDP in developed economies*



Data related to SME activity is particularly valuable because of the critical roles that SMEs play in local economies around the world, and the invaluable insights that can be gained from the information.

*According to the World Trade Organization

PHASE 2 – THE GLOBAL BUSINESS HUB™

Business operations and financial data directly from SMEs' accounting software

Data from polls and surveys conducted with Business Hub™ members

Collateral and alternative data from postings and interactions between Business Hub™ members

Through API links connecting the SMEs' accounting software to its Business Hub™ and by providing the SME owners and executives with an interactive networking and communication platform, Tenet will gather, accumulate and analyze data in near real-time on SME activity, which will give Tenet a finger on the pulse of economic activity around the world.

PHASE 2 – THE GLOBAL BUSINESS HUB™

- Individual investors and capital markets professionals will be main targets for Tenet's BI applications
- Tenet believes government agencies will greatly benefit from its market research and financial data services
- Financial institutions and insurance companies are expected to be among Tenet's BI services client list
- Tenet's API data feeds will best suit larger enterprises that require data to feed their AI applications
- Tenet plans to also provide various BI/AI consulting services to its existing Business Hub members

$7.35B Average 2021 revenue generated by top 5 financial data service providers

$4.95B Average 2020 revenue generated by top 5 US market research companies

$98B Amount spent on market research globally in 2021*

Providing data, whether market research data or financial data, is big business. With its unique access to data on SME activity and its analytical know-how, Tenet will provide data in various formats and develop a series of applications aimed at capital market participants, which Tenet believes will eventually make the Company a global leader in business and market intelligence, serving a wide range of clients from average investors to capital markets professionals and government agencies around the world.

* According to Statista

PHASE 2 – THE GLOBAL BUSINESS HUB™

- Advertisers will be able to target their audience by title (ex.: Owner, GM, VP, etc.)
- The "Location" filter will allow advertisers to target their audience by business location
- The "Industry" filter will allow advertisers to target their audience by industry type
- The "Sales" filter will allow advertisers to target their audience by size of revenue
- The "Employees" filter will allow advertisers to target their audience by number of employees
- As many filtering variables as needed can be added to provide advertisers maximum flexibility

$535B Estimated amount spent on online ads globally in 2021*

$240B Amount spent on online ads in the US in 2021**

$51.2B Average 2021 revenue generated by top 3 US digital ad publishers*

$1.4T Projected size of the global online ads market by 2027**

Digital or online advertising is now by far the most effective form of advertising, accounting for over 60% of total ad spend in 2021 and growing. The industry is dominated by search and social media giants, but the recipe for anyone to succeed in the space is simple: provide advertisers with a large userbase, as much data as possible on their profiles (including their purchasing power) and the ability to target them using several variables.

By building the world's largest network of business owners and executives, and providing advertisers with the flexibility to target them through a number of variables, Tenet is positioning itself to become an important player in the global online advertising space.

* According to Statista
** According to the Interactive Advertising Bureau

FINANCIAL OVERVIEW

Revenue Model in China

Tenet's revenue model in China is a transaction-based model. The Company's services are provided through various subsidiaries where those subsidiaries earn service fees for providing services to, or facilitating transactions between, Tenet's Business Hub members through a series of specialized platforms and modules within the Business Hub ecosystem. Tenet often bundles multiple services into a single offering. For example, Tenet's bundled offering to supply-chain clients includes at least 3 services. The Company's service offering in China include the following:

- Product Acquisition
- Credit & Financing
- Shipping & Logistics
- Fund Transfer & Payment Processing
- Analytics
- Insurance

Each industrial vertical serviced generates different ranges of profit margins for the Company. Profit margin being defined as the difference between the fee charged by Tenet for providing the service and the cost to Tenet for providing the service.

Consumer Goods Margins: Up to 30%

Raw Materials Margins: Up to 5%

Steel Margins: Up to 8%

Oil & Gas Margins: Up to 60%

Clean Energy Margins: Up to 70%

Automotive Margins: Up to 5%

Banking Margins: Up to 1%

Insurance Margins: Up to 50%

Revenue Model Outside of China

Tenet's revenues outside of China are expected to come primarily from the following 5 sources:

- Subscriptions to BI and capital market tools and applications
- Subscriptions to data feeds delivered through API, FTP, the cloud or other means
- Production and distribution of market research and BI reports
- Advertising
- AI/BI consulting services

As membership on Tenet's Global Business Hub™ grows, the Company will have access to more data, which will allow it to generate more revenue through each of its revenue streams.

- Subscription plan based BI and stock trading tools & apps
- Subscription plan based and customizable data feeds
- Production and distribution of market research and BI reports
- Native, display, video and other digital advertising formats
- AI & BI consulting services

Numbers that tell a story…

Y/Y revenue growth in 2021	**143%**
Insurance policies placed through Tenet platforms	**500K+**
Value of credit transactions facilitated	**Over $3.2B**

FINANCIALS



Total Revenue
(in M$)
$11.7
$42.7
$103.8
$209.8
$527.7
$1,036.2
FY '19
FY '20
FY '21
FY '22
FY '23
FY '24
Forecasted values



Adjusted EBITDA*
(in M$)
$1.54
$(1.86)
$2.49
$6.46
$62.49
$215.77
FY '19
FY '20
FY '21
FY '22
FY '23
FY '24
Forecasted values

- 860% revenue CAGR from 2019 to 2021
- Revenue forecasted to exceed $1B by 2024 with operations limited to China, Canada and the US
- Revised guidance for 2023 and beyond to be provided as Company get closer entering additional markets including in Europe, South America and the Middle East

Adjusted EBITDA is provided as a supplementary earnings measure to assist readers in determining the Company's ability to generate cash-flows from operations and to cover finance charges. Adjusted EBITDA does not have a standardized meaning prescribed by IFRS and may not be comparable to similar measures presented by other companies.

FINANCIALS



Quarterly Revenue
(in M$)
$14.2
$30.6
$25.7
$33.2
$34.1
Q1 '21
Q2 '21
Q3 '21
Q4 '21
Q1 '22



Quarterly Adjusted EBITDA*
(in M$)
$0.12
$1.04
$1.50
$(0.21)
$(0.57)
Q1 '21
Q2 '21
Q3 '21
Q4 '21
Q1 '22

- Steady and sustained quarterly revenue growth despite impact of global pandemic
- Dramatic drop in Adjusted EBITDA from Q3 '21 to Q4 '21 caused by the Company's acquisition of Cubeler Inc. and expenses incurred in the quarter to launch Canadian operations

Adjusted EBITDA is provided as a supplementary earnings measure to assist readers in determining the Company's ability to generate cash-flows from operations and to cover finance charges. Adjusted EBITDA does not have a standardized meaning prescribed by IFRS and may not be comparable to similar measures presented by other companies.

INVESTMENT HIGHLIGHTS

- Leading AI and analytics company with unique business model
- Planned expansion of Business Hub™ network to Europe, South America, Africa, the Middle East and Australia within the next 3 years
- Free-membership based model with proven track record for delivering rapid membership growth
- Vast majority of revenue generated from recurring transactions (China) and recurring subscriptions (Globally)*
- Large addressable market for products and services aimed at both businesses and consumers

* Following launch of first Business Hub™ outside of China

APPENDIX A

Reconciliation of Adjusted EBITDA to Net Loss

	Fiscal 2021	Fiscal 2020	Fiscal 2019
Net loss for the period	($48,561,968)	($5,513,511)	($1,830,362)
Add:			
Income tax	($1,611,819)	$852,010	$523,837
Finance costs	$181,943	$990,053	$1,042,705
Depreciation and amortization	$2,671,244	$892,467	$1,080,455
EBITDA	($47,320,600)	($2,778,981)	$816,635
Add (Less):			
Expiration of deferred finance cost	$0	$353,377	$0
Impairment of intangible assets	$11,978,283	$0	$584,189
Impairment of goodwill	$41,386,422		
Loss on settlement of debt	$0	$784,750	$816,793
Loss (Gain) on fair value variation	($3,556,574)	($217,325)	$259,000
Gain on bargain purchase	$0	$0	($941,000)
Adjusted EBITDA	$2,487,531	($1,858,179)	$1,535,617

EBITDA and Adjusted EBITDA are provided as supplementary earnings measures to assist readers in determining the Company's ability to generate cash-flows from operations and to cover finance charges. They are also widely used for business valuation purposes. These measures do not have a standardized meaning prescribed by IFRS and may not be comparable to similar measures presented by other companies.

EBITDA equals the results before finance cost, as defined in Note 17 of the Company's Audited Consolidated Financial Statements for the year ended December 31, 2021, income tax, depreciation of property and equipment, depreciation of right-of-use assets, amortization of intangible assets and financing of initial costs.

Adjusted EBITDA equals EBITDA as described above adjusted for impairment expense of intangible assets and goodwill, loss on extinction of debt, loss on settlement of debt, (gain)/loss on fair value variation and gain on bargain purchase for the period.

IR CONTACT:

cathy@chfir.com

mark.schwalenberg@mzgroup.us